LETTERHEAD OF WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

July 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NGA HoldCo, LLC

Ladies and Gentlemen:

On behalf of NGA HoldCo, LLC (the “Company”), we are filing a registration statement on Form 10-SB relating to the registration of the Company’s Class A Units. As reflected in the filing, there is only one Class A Unit issued and outstanding and it is presently contemplated that no additional Class A Units will be issued and that there will be no trading in the Company’s Class A Units or its Class B Units which are held by a single entity. The registration statement is being filed for the purpose of facilitating the receipt by the Company and its affiliates of the requisite licenses and approvals from applicable gaming regulatory authorities in connection with the Company’s acquisition of an equity interest in Eldorado Resorts, LLC.

In the course of your review of this filing, if I may be of any assistance, please do not hesitate to contact me. My telephone numbers is (215) 977-2334.

Respectfully,

/s/ Howell J. Reeves

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

HJR/ary